SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of August, 2006
Commission File Number 001-11648
 Glamis Gold Ltd.
(Translation of registrant’s name into English)
5190 Neil Rd., Suite 310, Reno, Nevada 89502
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLAMIS GOLD LTD. (Registrant)
Date: August 2, 2006	By:	/s/ Cheryl A. Sedestrom
Cheryl A. Sedestrom
Chief Financial Officer

GLAMIS GOLD LTD.
SECOND QUARTER REPORT
Financial Highlights

(in millions of U.S. dollars, except per share
and per ounce amounts)		Three Months Ended June 30,		Six Months Ended June 30,
		2006	2005	2006	2005

Gold ounces produced		138,637	109,377	286,418	203,098
Gold ounces sold		145,468	112,810	286,674	210,927
Silver ounces produced		334,388	20,349	697,807	41,026
Silver ounces sold		365,879	19,607	639,585	32,107
Average gold revenue realized per ounce		$624	$430	$591	$429
Average gold market price per ounce		$628	$427	$590	$427
Average silver revenue realized per ounce		$11.73	$7.38	$11.03	$7.29
Average silver market price per ounce		$12.08	$7.15	$10.96	$7.06
Total cash cost per ounce		$209	$190	$196	$188
Total production cost per ounce		$331	$293	$319	$292

Production Data:
El Sauzal Mine:	Ore tonnes mined	706,839	431,712	1,385,295	923,945
	Waste tonnes mined	1,250,463	1,191,273	2,324,198	1,773,751
	Grade (grams per tonne)	4.47	3.473	4.23	3.380
	Gold ounces produced	75,372	44,502	137,683	88,037
	Total cash cost per ounce	$99	$150	$105	$136
	Total production cost per ounce	$201	$265	$210	$249
Marlin Mine:	Underground ore tonnes mined	57,110	—	86,705	—
	Surface ore tonnes mined	101,145	—	317,010	—
	Waste tonnes mined	434,103	—	1,130,016	—
	Grade (gold grams per tonne)	4.81	—	5.65	—
	Gold ounces produced	28,870	—	72,139	—
	Silver ounces produced	273,282	—	594,478	—
	Total cash cost per ounce	$324	—	$234	—
	Total production cost per ounce	$487	—	$383	—
Marigold Mine (66.7%):	Ore tonnes mined	1,490,387	1,115,333	2,563,614	2,649,486
	Waste tonnes mined	4,741,523	6,340,946	10,547,805	11,663,416
	Grade (grams per tonne)	0.603	1.041	0.656	0.858
	Gold ounces produced	17,076	41,120	44,296	69,339
	Total cash cost per ounce	$330	$187	$298	$203
	Total production cost per ounce	$447	$275	$426	$295
San Martin Mine:	Ore tonnes mined	1,070,846	1,432,564	2,329,327	2,891,640
	Waste tonnes mined	1,180,367	883,619	2,200,565	2,074,135
	Grade (grams per tonne)	0.742	0.647	0.740	0.639
	Gold ounces produced	17,319	23,755	32,300	45,722
	Total cash cost per ounce	$379	$271	$356	$266
	Total production cost per ounce	$519	$376	$495	$370

Financial Data:
Working capital		$67.3	$29.3	$67.3	$29.3
Cash provided from operations		$40.4	$22.1	$82.8	$38.6
Net earnings		$30.3	$8.2	$47.2	$10.4
Basic earnings per share		$0.20	$0.06	$0.33	$0.08
Average shares outstanding		154,004,196	131,002,303	143,058,386	130,951,724

Glamis Gold Ltd.
Consolidated Balance Sheets
(Expressed in millions of U.S. dollars)

	June 30,	December 31,
	2006	2005
	(unaudited)

Assets
Current assets:
Cash and cash equivalents	$70.3	$32.1
Accounts and interest receivable	2.6	2.9
Inventories (note 2)	35.5	29.4
Prepaid expenses and other	1.6	1.3

	110.0	65.7

Mineral property, plant and equipment, net	2,062.0	630.8
Other assets	27.7	24.7

	$2,199.7	$721.2

Liabilities
Current liabilities:
Accounts payable and accrued liabilities	$25.3	$27.2
Site closure and reclamation costs, current (note 3)	0.8	1.0
Current portion, long term debt	7.5	—
Taxes payable	9.1	0.8

	42.7	29.0

Site closure and reclamation costs (note 3)	14.7	12.2
Long-term debt	72.5	80.0
Future income taxes	485.2	96.4

	615.1	217.6

Shareholders’ equity
Share capital (note 4):
Authorized:
Unlimited common shares without par value 5,000,000 preferred shares, Cdn$10 per share par value, issuable in series
Issued and fully paid:
166,629,643 (2005–131,918,803) common shares	1,508.7	492.9
Contributed surplus	30.5	12.5
Retained earnings (deficit)	45.4	(1.8)

	1,584.6	503.6

	$2,199.7	$721.2

See accompanying notes to consolidated financial statements
Prepared by management without audit
Approved on behalf of the Board:

/s/ C. Kevin McArthur	/s/ A. Dan Rovig

C. Kevin McArthur	A. Dan Rovig
Director	Director

Glamis Gold Ltd.
Consolidated Statements of Operations
(Expressed in millions of U.S. dollars, except per share amounts)

	Three months ended June 30,		Six months ended June 30,
	2006	2005	2006	2005
	(unaudited)		(unaudited)

Revenue	$95.0	$48.7	$176.4	$90.8

Costs and expenses:
Cost of sales	32.5	21.4	62.4	39.2
Depreciation and depletion	19.5	12.5	39.1	23.2
Exploration	4.6	1.4	9.3	2.5
General and administrative	4.1	2.0	6.5	8.1
Stock-based compensation	0.8	1.2	3.1	1.8
Other operating expenses	0.4	0.6	0.7	0.9

	61.9	39.1	121.1	75.7

Earnings from operations	33.1	9.6	55.3	15.1
Interest expense	(1.4)	—	(2.7)	—
Interest and other income	0.5	0.4	1.6	0.6

Earnings before income taxes	32.2	10.0	54.2	15.7
Provision for income taxes:
Current	12.9	2.0	14.7	3.1
Future (note 5)	(11.0)	(0.2)	(7.7)	2.2

	1.9	1.8	7.0	5.3

Net earnings	$30.3	$8.2	$47.2	$10.4

Earnings per share:
Basic	$0.20	$0.06	$0.33	$0.08
Diluted	$0.19	$0.06	$0.33	$0.08
Weighted average common shares outstanding:
Basic	154,004,196	131,002,303	143,058,386	130,951,724
Diluted	156,029,788	132,278,716	144,778,129	132,266,792

Consolidated Statements of Retained Earnings (Deficit)
(Expressed in millions of U.S. dollars)

	Three months ended June 30,		Six months ended June 30,
	2006	2005	2006	2005
	(unaudited)		(unaudited)

Retained earnings (deficit), beginning of period	$15.1	$(26.7)	$(1.8)	$(28.9)
Net earnings	30.3	8.2	47.2	10.4

Retained earnings (deficit), end of period	$45.4	$(18.5)	$45.4	$(18.5)

See accompanying notes to consolidated financial statements
Prepared by management without audit

Glamis Gold Ltd.
Consolidated Statements of Cash Flows
(Expressed in millions of U.S. dollars)

	Three months ended June 30,		Six months ended June 30,
	2006	2005	2006	2005
	(unaudited)		(unaudited)

Cash flows from operating activities
Net earnings	$30.3	$8.2	$47.2	$10.4
Non-cash items:
Depreciation and depletion	19.5	12.5	39.1	23.2
Future income taxes	(11.0)	(0.2)	(7.7)	2.2
Gain on sale of properties and investments	—	(0.2)	—	(0.3)
Stock-based compensation	0.8	1.2	3.1	1.8
Other	0.8	0.6	1.1	1.3

	40.4	22.1	82.8	38.6

Changes in non-cash operating working capital:
Accounts and interest receivable	1.4	1.0	0.4	1.1
Taxes recoverable/payable	7.6	(2.7)	8.3	(2.1)
Inventories	(3.6)	0.6	(6.2)	(0.5)
Prepaid expenses and other	(0.3)	0.5	(0.3)	(0.2)
Accounts payable and accrued liabilities	1.8	(3.2)	(1.9)	(3.1)
Site closure and reclamation expenditures	(0.3)	(0.8)	(0.7)	(1.3)

Net cash provided by operating activities	47.0	17.5	82.4	32.5

Cash flows from (used in) investing activities
Western Silver Corporation transaction costs	(12.0)	—	(12.0)	—
Purchase of mineral property, plant and equipment, net of disposals	(17.1)	(38.6)	(34.9)	(72.1)
Net proceeds from sale of investments and properties	—	0.5	—	0.5
Other assets	(3.4)	0.7	(4.2)	1.3

Net cash used in investing activities	(32.5)	(37.4)	(51.1)	(70.3)

Cash flows from financing activities
Proceeds from long-term debt	—	20.0	—	35.0
Proceeds from issuance of common shares	5.0	0.4	6.9	0.6

Net cash provided by financing activities	5.0	20.4	6.9	35.6

Increase (decrease) in cash and cash equivalents	19.5	0.5	38.2	(2.2)
Cash and cash equivalents, beginning of period	50.8	24.3	32.1	27.0

Cash and cash equivalents, end of period	$70.3	$24.8	$70.3	$24.8

Supplemental disclosure of cash flow information:
Cash paid (received) during the period for:
Interest, net of interest amounts paid and capitalized (note 3)	$—	$(0.2)	$(1.7)	$(0.3)
Taxes	$5.5	$4.7	$6.7	$4.8

Non-cash financing and investing activities (note 8)
See accompanying notes to consolidated financial statements
Prepared by management without audit

Glamis Gold Ltd.
Notes to Unaudited Interim Consolidated Financial Statements
(tables expressed in millions of U.S. dollars, except per share amounts)
Three months and six months ended June 30, 2006 and 2005
1. General
In the opinion of management, the accompanying unaudited interim consolidated balance sheet and consolidated statements of operations, retained earnings (deficit) and cash flows contain all adjustments, consisting only of normal recurring accruals, necessary to present fairly, in all material respects, the financial position of Glamis Gold Ltd. (the “Company”) as of June 30, 2006 and the results of its operations and its cash flows for the three month and six month periods ended June 30, 2006 and 2005.
These unaudited interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements and related footnotes included in the Company’s annual report to shareholders for the year ended December 31, 2005.
The financial statements are prepared using the same accounting policies and methods of application as those disclosed in note 2 to the Company’s consolidated financial statements for the year ended December 31, 2005, except as described in note 6 to these financial statements. These financial statements have been prepared in accordance with accounting principles generally accepted in Canada which conform, in all material respects, with accounting principles generally accepted in the United States, except as described in note 9 hereof. All currency amounts are stated in U.S. dollars unless otherwise specified.
2. Inventories

	June 30, 2006
	(unaudited)	December 31, 2005

Finished goods	$3.1	$1.5
Work-in-progress	16.5	16.2
Supplies and spare parts	15.9	11.7

	$35.5	$29.4

3. Site closure and reclamation

	Six months ended	Year ended
	June 30, 2006	December 31, 2005
	(unaudited)

Balance, beginning of year	$13.2	8.5
Liabilities incurred in the period	1.7	4.8
Change in estimated future cash flows	0.7	2.5
Site closure and reclamation costs incurred	(0.7)	(3.3)
Accretion expense	0.6	0.7

Balance, end of period	$15.5	$13.2

Allocated between:
Current portion	$0.8	$1.0
Non-current portion	14.7	12.2

	$15.5	$13.2

The change in estimated cash flows during the period resulted from changes in the inflation and discount rates and other costs.

4. Share Capital
(a) Shares outstanding

	Six months ended		Six months ended
	June 30, 2006		June 30, 2005
	(unaudited)		(unaudited)
	Number of		Number of
	Shares	Amount	shares	Amount

Issued and fully paid:
Balance at beginning of period	131,918,803	$492.9	130,863,953	$472.7
Issued during the period:
Pursuant to the terms of directors’ and employees’ stock option plan , including former employees and directors of Western Silver Corporation	751,016	20.2	97,800	0.8
Pursuant to the terms of directors’ and employees’ restricted stock plan	23,000	0.7	57,000	0.7
Pursuant to the terms of employee stock appreciation rights plan	56,292	0.2	—	—
Pursuant to the plan of arrangement with Western Silver Corporation (note 8)	33,881,532	994.7	—
Cancelled during the period:	(1,000)	—	—	—

Balance at end of period	166,629,643	$1,508.7	131,018,753	$474.2

Directors’ and employees’ stock options outstanding, end of period	3,308,192	—	3,996,200	—

Directors’ and employees’ stock options exercisable, end of period	3,041,859	—	3,503,534	—

(b) Stock-based compensation
The Company granted 75,000 options during the three months ended June 30, 2006 (2005 – 340,000). The Company used the Black-Scholes option pricing model to determine the fair value of options granted during the three months ended June 30, 2006 and 2005 with the following weighted average assumptions: risk-free interest rate – 4.23% (2005 – 2.88%), expected volatility – 43.8% (2005 – 32.5%) and expected life of the option – 2.5 years (2005 – 2.32 years). The Company also granted 148,000 options during the three months ended March 31, 2006 (2005 – 378,000 options). The Company used the Black-Scholes option pricing model to determine the fair value of options granted during the three months ended March 31, 2006 and 2005 with the following weighted average assumptions: risk-free interest rate – 3.96% (2005 – 2.95%), expected volatility – 40% (2005 – 35%), and expected life of the option – 2.21 years (2005 – 1.5 years). The fair value of options granted in the three months ended June 20, 2006 was $0.8 million (2005 — $1.1 million) and for the six months ended June 30, 2006 was $1.9 million (2005 — $2.3 million). Total stock-based compensation expense related to stock options recognized by the Company in the three months ended June 30, 2006 was $0.5 million (2005 — $0.4 million) and for the six months ended June 30, 2006 was $1.8 million (2005 – $0.7 million).
During the three months ended March 31, 2006, the Company issued 23,000 common shares as restricted stock, all of which vested immediately. During the three months ended March 31, 2005, 57,000 shares were granted of which one third vested immediately and the balance vest over a two-year period; 3,000 of these shares did not vest and were subsequently cancelled. The fair value of the common shares issued as restricted stock in the three month period ended March 31, 2006 was $0.7 million (2005 — $0.9 million). There was no restricted stock issued in the three months ended June 30, 2006 or 2005. Total stock-based compensation expense related to restricted stock recognized by the Company in the three months ended June 30, 2006 was $0.1 million (2005 – nil), and $0.8 million in the six months ended June 30, 2006 (2005 — $0.3 million).
The Company also has a stock-based management incentive plan that allows it to grant rights for a holder to receive the appreciation in the value of the stock-based right over the stated base price in either cash or common shares, as determined by the Board of Directors at the time of grant. One-third of stock appreciation rights (“SARs”) vest on the date of grant with the remainder vesting annually over two years. There were no SARs granted in the three months or six months ended June 30, 2006

(three months ended June 30, 2005 – 843,000). As at June 30, 2006, there were 518,225 SARs outstanding, of which 268,225 were vested. Total stock-based compensation expense related to SARs recognized by the Company in the three months ended June 30, 2006 was $0.2 million (2005 -$0.8 million) and for the six months ended June 30, 2006 was $0.5 million (2005 — $0.8 million).
5. Future income taxes
During the three months ended June 30, 2006, the Company reassessed the probability that previously unrecognized future income tax assets would be available to offset future income tax liabilities. As a result, the Company recognized a future income tax recovery of $7.0 million during the three months ended June 30, 2006.
6. Segment Reporting
As at June 30, 2006 and 2005 and for the three and six month periods ended June 30, 2006 and 2005:

					Western
Three months ended	El	San			Silver
June 30, 2006	Sauzal	Martin	Marigold	Marlin	Properties		Other	Total

Revenue	$47.8	$11.0	$10.5	$25.5	$—		$0.2	$95.0
Cost of sales	8.1	6.3	5.4	12.7	—		—	32.5
Depreciation and depletion	7.8	2.3	1.9	5.3	—		2.2	19.5
Other operating expenses	0.2	0.1	0.2	1.4	—		8.0	9.9

Earnings (loss) from operations	31.7	2.3	3.0	6.1	—		(10.0)	33.1
Other income (loss)	—	—	0.1	(0.9)	—		(0.1)	(0.9)

Earnings (loss) before taxes	$31.7	$2.3	$3.1	$5.2	$—		$(10.1)	$32.2

Cash from operating activities(1)	$28.0	$3.8	$5.1	$10.5	$—		$(7.0)	$40.4

Capital expenditures	$0.9	$—	$3.9	$2.1	$21.5	(2)	$0.7	$29.1

(1)	Before changes in non-cash working capital and site closure and reclamation expenditures.

(2)	Includes $12.0 million in transaction costs capitalized as part of the Western Silver acquisition (note 8).

Three months ended	El	San
June 30, 2005	Sauzal	Martin	Marigold	Marlin	Rand	Other	Total

Revenue	$19.7	$9.9	$18.6	$—	$0.5	$—	$48.7
Cost of sales	6.8	6.3	8.1	—	0.2	—	21.4
Depreciation and depletion	5.2	2.4	3.9	—	0.1	0.9	12.5
Other operating expenses	0.4	0.1	0.1	0.1	—	4.5	5.2

Earnings (loss) from operations	7.3	1.1	6.5	(0.1)	0.2	(5.4)	9.6
Other income (loss)	0.2	(0.2)	0.1	—	0.1	0.2	0.4

Earnings (loss) before taxes	$7.5	$0.9	$6.6	$(0.1)	$0.3	$(5.2)	$10.0

Cash from operating activities(1)	$12.6	$0.6	$10.4	$(0.1)	$0.2	$(1.6)	$22.1

Capital expenditures	$1.2	$0.9	$7.6	$29.1	$—	$—	$38.8

(1)	Before changes in non-cash working capital and site closure and reclamation expenditures.

					Western
Six months ended	El	San			Silver
June 30, 2006	Sauzal	Martin	Marigold	Marlin	Properties		Other	Total

Revenue	$82.6	$19.8	$24.9	$48.6	—		$0.5	$176.4
Cost of sales	15.4	11.5	12.7	22.8	—		—	62.4
Depreciation and depletion	14.5	4.4	5.5	10.5	—		4.2	39.1
Other operating expenses	1.0	0.3	0.4	1.7	—		16.2	19.6

Earnings (loss) from operations	51.7	3.6	6.3	13.6	—		(19.9)	55.3
Other income (loss)	(0.2)	—	0.1	(1.6)	—		0.6	(1.1)

Earnings (loss) before taxes	$51.5	$3.6	$6.4	$12.0	—		$(19.3)	$54.2

Cash from operating activities(1)	$53.8	$6.2	$12.1	$22.6	—		$(11.9)	$82.8

Capital expenditures	$2.1	$0.1	$12.9	$8.7	$21.5	(2)	$1.6	$46.9

Total assets	$201.9	$43.6	$92.5	$344.2	$1,443.8		$73.7	$2,199.7

(1)	Before changes in non-cash working capital and site closure and reclamation expenditures.

(2)	Includes $12.0 million in transaction costs capitalized as part of the Western Silver acquisition (note 8).

6. Segment reporting (continued)

Six months ended	El	San
June 30, 2005	Sauzal	Martin	Marigold	Marlin	Rand	Other	Total

Revenue	$39.5	$19.5	$30.7	$—	$1.1	$—	$90.8
Cost of sales	12.3	12.1	14.3	—	0.5	—	39.2
Depreciation and depletion	10.2	4.7	6.6	—	0.2	1.5	23.2
Other operating expenses	0.6	0.1	0.2	0.1	0.1	12.2	13.3

Earnings (loss) from operations	16.4	2.6	9.6	(0.1)	0.3	(13.7)	15.1
Other income (loss)	0.2	(0.3)	0.1	—	0.2	0.4	0.6

Earnings (loss) before taxes	$16.6	$2.3	$9.7	$(0.1)	$0.5	$(13.3)	$15.7

Cash from operating activities(1)	$26.7	$3.5	$16.2	$(0.1)	$0.6	$(8.3)	$38.6

Capital expenditures	$2.2	$1.6	$10.3	$58.2	$—	$—	$72.3

Total assets	$230.6	$44.7	$78.6	$287.5	$1.7	$16.6	$659.7

(1)	Before changes in non-cash working capital and site closure and reclamation expenditures.
7. Change in Accounting Policies
In March 2006, the Emerging Issues Committee of the Canadian Institute of Chartered Accountants (“EIC”) issued an abstract on deferred stripping (EIC 160) which is effective for years beginning on or after July 1, 2006, with early adoption permitted. Under the abstract, stripping costs may be capitalized during the production phase of a mine if it can shown to provide a betterment to the mineral property. A betterment occurs when the stripping activity provides access to ounces of reserves that will be produced in future periods. These costs are deferred and amortized over the production of the ounces to which the costs relate. The Company has adopted, on a prospective basis, this abstract on deferred stripping. Previously, the Company amortized these costs over the life-of-mine reserves. On adoption at January 1, 2006, the Company’s capitalized deferred stripping balance was $19.8 million, including $5.2 million of stripping costs incurred during the production phase. The Marigold Mine (66.67% owned by the Company) is the only operation of the Company that incurs substantial stripping.

Six months ended June 30, 2006
Deferred stripping incurred during the production phase	(unaudited)

Balance, beginning of year	$5.2
Deferred during the period	9.7
Amortization	(1.4)

Balance, June 30, 2006	$13.5

8. Acquisition of Western Silver Corporation
On May 3, 2006 the Company acquired all the issued and outstanding shares of Western Silver Corporation (“Western Silver”) a British Columbia, Canada, corporation pursuant to a plan of arrangement. The Company exchanged 0.688 of a common share of the Company for each issued Western Silver share. Prior to the Company’s acquisition of all of the issued and outstanding shares of Western Silver, Western Silver transferred approximately Cdn.$37.0 million in cash and two properties located in Canada and Mexico to a new exploration company, named Western Copper Corporation (“Western Copper”). The shareholders of Western Silver received, in addition to the 0.688 of a common share of the Company, one share of Western Copper for each share of Western Silver owned. The Company retains a right to acquire a 5% stake in Western Copper.
A preliminary allocation of the purchase price is as follows:

Net assets acquired, at fair value:
Mineral properties	$1,432.4
Future income taxes	(396.5)

$1,035.9

Consideration paid:
Issuance of 33,881,532 common shares of the Company	994.7
Issuance of 1,385,055 stock options	29.2
Transaction costs	12.0

$1,035.9

9. Differences Between Canadian and United States Generally Accepted Accounting Principles
Accounting in these unaudited interim consolidated financial statements under Canadian and U.S. generally accepted accounting principles is substantially the same, except as noted below.
United States accounting principles require the use of the asset and liability method of accounting for income taxes, which is comparable to the Canadian standard adopted in 2000. As previously disclosed, the $4.5 million charge recorded to opening deficit on adoption of the Canadian standard would have been recorded as an increase to the San Martin property at the time of the business acquisition under U.S. accounting principles. As a result, under United States accounting principles, at June 30, 2006, mineral property, plant and equipment for the San Martin Mine would be increased by $1.3 million (December 31, 2005 – $1.5 million) over the amount presented under Canadian accounting principles, with a corresponding reduction in deficit. The resulting increase in depreciation and depletion charges as these costs are amortized would have reduced reported earnings for the three months ended June 30, 2006 by $0.1 million (2005 – $0.1 million) and by $0.2 million for the six months ended June 30, 2006 (2005 – $0.2 million).
Statement of Financial Accounting Standards No. 115, “Accounting for Investments in Debt and Equity Securities”, requires that portfolio investments that have readily determinable fair values and are held principally for sale in the near term be presented at fair value with their unrealized holding gains and losses included in earnings. Investments that have readily determinable fair values and, while not held principally for sale in the near term, are available-for-sale, must also be presented at fair value with their holding gains and losses reported in a separate component of shareholders’ equity until realized. Both of these types of investments are presented on a cost basis under Canadian accounting principles. Under United States accounting principles, other assets and unrealized holding gains in shareholders’ equity at June 30, 2006 would each be increased by $6.4 million (December 31, 2005 – $3.3 million), based on the quoted market price of the Company’s share investments, which would be included in other comprehensive income for the six months ended June 30, 2006. At June 30, 2006, the quoted market value of the shares of the investments deemed available for sale was $7.9 million (December 31, 2005 – $4.9 million).
Generally accepted accounting principles in the United States require that the Company classify items of other comprehensive income by their nature in a financial statement and display the accumulated balance of other comprehensive income separately from retained earnings (deficit) and contributed surplus in the equity section of the balance sheet. Under United States accounting principles, other comprehensive income for the three months ended June 30, 2006, which consists of the changes in the unrealized holding gains on investments held, would be a loss of $0.8 million (2005 – loss of $0.2 million) and for the six months ended June 30, 2006 would be a gain of $3.1 million (2005 – nil).
The Emerging Issues Task Force has issued EITF 04-6, “Accounting for Stripping Costs Incurred During Production in the Mining Industry”. In EITF 04-6, the Task Force reached a consensus that stripping incurred during the production phase of a mine are variable production costs that should be included in the cost of inventory in the period in which the stripping costs are incurred. EITF 04-6 does not address the stripping costs incurred during the pre-production phase, capitalization of which is permitted under United States accounting principles. As noted in note 6 above, in March 2006, the EIC issued an abstract on deferred stripping which allows stripping costs incurred during the production phase of a mine that provide a “betterment” for future period benefits to be deferred and amortized over the production of the ounces to which the costs relate. This policy has been adopted prospectively by the Company as at January 1, 2006 for Canadian generally accepted accounting principles. EITF 04-6 is effective for years beginning after December 15, 2005 with the cumulative effect of adoption accounted for as a cumulative change in accounting policy. As a result, at January 1, 2006, under United States accounting principles, the cost of mineral property, plant and equipment would decrease by $21.9 million, accumulated depreciation and amortization would decrease by $16.7 million, work-in-process inventory would increase by $1.2 million and opening deficit would increase by $4.0 million. At June 30, 2006 the cost of mineral property, plant and equipment would decrease by $31.6 million, accumulated depreciation and amortization would decrease by $18.1 million, work-in-process inventory would increase by $4.0 million. Earnings from operations in the three months ended June 30, 2006 would be reduced by $0.3 million, and earnings for the six months ended June 30, 2006 would be reduced by $5.5 million.

A reconciliation of net earnings for the period as shown in these consolidated financial statements to net earnings for the period in accordance with United States accounting principles and to comprehensive income for the period using United States accounting principles is as follows:

	Three months ended		Six months ended
	June 30,		June 30,
	2006	2005	2006	2005

Net earnings in these consolidated financial statements	$30.3	$8.2	$47.2	$10.4
Adjustment for differences in accounting for income taxes	(0.1)	(0.1)	(0.2)	(0.2)
Cumulative effect, on adoption, of adjustment for differences in accounting for deferred stripping costs	—	—	(4.0)	—

Current period adjustment for difference in accounting for deferred stripping costs	(0.3)	—	(5.5)	—

Net earnings using United States accounting principles	29.9	8.1	37.5	10.2
Other comprehensive income, net of tax:
Change in unrealized holding gains on investments	(0.8)	(0.2)	3.1	—

Comprehensive earnings using United States accounting principles	$29.1	$7.9	$40.6	$10.2

Basic earnings per share before cumulative effect of change in accounting principle	$0.19	$0.06	$0.29	$0.08
Diluted earnings per share before cumulative effect of change in accounting principle	$0.19	$0.06	$0.29	$0.08

Basic earnings per share	$0.19	$0.06	$0.26	$0.08
Diluted earnings per share	$0.19	$0.06	$0.26	$0.08

SECOND QUARTER 2006 INTERIM MANAGEMENT’S DISCUSSION AND ANALYSIS
(AS OF AUGUST 1, 2006)
This management’s discussion and analysis of the Company’s operations for the three months and six months ended June 30, 2006 and 2005 is dated August 1, 2006 and should be read in conjunction with, and is qualified by, the consolidated financial statements and notes thereto (the “financial statements”). The financial information is expressed in United States dollars, unless otherwise stated. The financial statements were prepared in accordance with accounting principles generally accepted in Canada. Reference should be made to Note 9 of the notes to the consolidated financial statements for a reconciliation of Canadian and U.S. generally accepted accounting principles. Additional information, including the Company’s Annual Information Form (“AIF”) can be found on SEDAR at www.sedar.com and the Form 40-F filed with the Securities and Exchange Commission in the United States on EDGAR at www.sec.gov.
SUMMARY
The Company reported earnings for the second quarter of 2006 of $30.3 million, or $0.20 per share, compared to $8.2 million, or $0.06 per share for the three months ended June 30, 2005. In the six months ended June 30, 2006, the Company had earnings of $47.2 million, or $0.33 per share, compared to $10.4 million ($0.08 per share) for the same period in 2005. The 2005 amounts reflected a charge of $4.0 million ($0.03 per share) related to the Company’s tender offer for Goldcorp Inc. The 2006 amounts reflect a $7.0 million adjustment in future income tax liabilities.
At the operating mines, production totaled 138,637 ounces of gold and 334,388 ounces of silver in the second quarter of 2006, compared to 109,377 ounces of gold and 20,349 ounces of silver produced during the second quarter of 2005. For the six months ended June 30, 2006 the Company has produced 286,418 ounces of gold and 697,807 ounces of silver. Production for the first six months of 2005 was 203,098 ounces of gold and 41,026 ounces of silver. The increase in silver production was from the Marlin Mine, which began operating in the fourth quarter of 2005. The average total cash cost per ounce of gold was $209 per ounce of gold in the second quarter of 2006 compared to $190 per ounce during the second quarter of 2005. Year-to-date, as of the end of the second quarter, cash costs per ounce averaged $196 per ounce of gold compared to an average of $188 per ounce during the first six months of 2005. Cash cost per ounce increases were a result of slower-than-expected production and additional costs associated with the ramp-up of the new Marlin operation. The Company realized $624 per ounce of gold sold during the second quarter compared to $430 per ounce of gold sold in the second quarter of 2005. The average London P.M. gold fix was $628 per ounce and $427 per ounce for the comparable periods. Year-to-date the Company realized $591 per ounce of gold sold compared to $429 in 2005. Average London P.M. gold fixes were $590 per ounce of gold in the six months ended June 30, 2006 and $427 per ounce for the same period in 2005.
In early June, the Company revised its production estimates for 2006 from 670,000 ounces of gold to 620,000 as a result of lower expected production at Marlin as well as at the Marigold Mine. Average cash cost per ounce estimates were raised from a range of $160 to $170 to approximately $190 per ounce of gold.
The Company expensed $4.6 million of exploration during the second quarter of 2006. Exploration expense was $1.4 million in the second quarter of 2005. General and administrative expense, including stock-based compensation, was $4.9 million for the second quarter of 2006 compared to $3.2 million in the three months ended June 30, 2005. Capital expenditures, including the acquisition costs of Western Silver Corporation of $12.0 million, totaled $29.1 million for the second quarter of 2006 compared to $38.8 million during the second quarter of 2005. Refer to the financial and operating review sections for further detail and discussion.
On May 3, 2006 the Company acquired all the issued and outstanding shares of Western Silver Corporation (“Western Silver”) a British Columbia, Canada, corporation pursuant to a plan of arrangement. The Company exchanged 0.688 of a common share of the Company for each issued Western Silver share. Prior to the Company’s acquisition of all of the issued and outstanding shares of Western Silver, Western Silver transferred approximately Cdn.$37.0 million in cash and two properties located in Canada and Mexico to a new exploration company, named Western Copper Corporation (“Western Copper”). The shareholders of Western Silver received, in addition to the 0.688 of a common share of the Company, one share of Western Copper for each share of Western Silver owned. The Company retains a right to acquire a 5% stake in Western Copper.

The Company issued 33,881,532 common shares valued at $994.7 million and 1,385,055 option rights valued at $29.2 million under the terms of the plan of arrangement. The $1,035.9 million cost of the acquisition was preliminarily allocated $1,432.4 million to mineral properties and $396.5 million to future income taxes.
SUMMARY OF QUARTERLY RESULTS
The Company’s quarterly information for the last eight quarters is shown below:

(amounts in millions of US$	3rd Q	4th Q	1st Q	2nd Q	3rd Q	4th Q	1st Q	2nd Q
except per ounce and per share amounts)	2004	2004	2005	2005	2005	2005	2006	2006
Average realized price/oz. of gold	$406	$438	$429	$430	$446	$495	$557	$624
Ounces of gold sold	51,631	76,369	98,117	112,810	91,625	140,640	141,206	145,468
Revenues (1)	$21.0	$33.4	$42.1	$48.7	$41.1	$70.7	$81.4	$95.0
Net earnings(2)	$2.8	$6.1	$2.2 (3)	$8.2	$1.6	$15.1	$16.9	$30.3
Basic earnings per share	$0.02	$0.05	$0.02	$0.06	$0.01	$0.12	$0.13	$0.20
Diluted earnings per share	$0.02	$0.05	$0.02	$0.06	$0.01	$0.11	$0.13	$0.19

(1)	Net sales and total revenues are the same.

(2)	Income from continuing operations and net earnings are the same.

(3)	Net earnings include $4.0 million of expenses incurred during the tender offer for Goldcorp Inc.
RESULTS OF OPERATIONS
Gold Production and Costs Per Ounce

	Three months ending June 30,			Three months ending June 30,
	2006			2005
	Gold	Cash cost	Total cost	Gold	Cash cost	Total cost
Mine	ounces	per ounce	er ounce	ounces	per ounce	per ounce

El Sauzal	75,372	$99	$201	44,502	$150	$265
Marlin	28,870	$324	$487	—	—	—
Marigold(1)	17,076	$330	$447	41,120	$187	$275
San Martin	17,319	$379	$488	23,755	$271	$376

Total/average	138,637	$209	$327	109,377	$190	$293

	Six months ending June 30,			Six months ending June 30,
	2006			2005
	Gold	Cash cost	Total cost	Gold	Cash cost	Total cost
Mine	ounces	per ounce	per ounce	ounces	per ounce	per ounce

El Sauzal	137,683	$105	$210	88,037	$138	$252
Marlin	72,139	$234	$383	—	—	—
Marigold(1)	44,296	$298	$426	69,339	$204	$295
San Martin	32,300	$356	$479	45,722	$268	$373

Total/average	286,418	$196	$317	203,098	$190	$294

Note:	Cash cost and total costs per ounce are non-GAAP financial measures and are discussed further under “Costs of Production”.

(1)	This represents the Company’s 66.67% share of Marigold.
OPERATIONS REVIEW
El Sauzal Mine, Chihuahua, Mexico
The El Sauzal Mine had another outstanding quarter, achieving production of 75,372 ounces of gold, produced at a cash cost of $99 per ounce of gold. Work on the permitting and construction of a leach pad to treat lower-grade, run-of-mine ore is continuing. All operating areas of the mine have performed extremely well. The Company has increased its forecast of production from 217,000 ounces of gold to 230,000 ounces of gold during 2006.

Marlin Mine, Western Guatemala
Marlin’s first six months of operations were hampered by a slower than expected ramp-up of operations at the crusher and mill facilities. As previously announced by the Company, a number of repairs and permanent improvements to the process facilities are in process, with the expectation of moving to consistent production of 5,000 tonnes per day late in the third quarter. Marlin produced 28,870 ounces of gold and 273,282 ounces of silver during the quarter, with expected production for the year of 215,000 ounces of gold and approximately 2,000,000 ounces of silver.
On July 18, the Company reached an agreement with the Guatemalan government to forego the balance of its income tax exemption period (18 months), effective July 1, 2006, in return for a commitment by the government to provide additional services and infrastructure in the area of the mine and capacity-building within the ministries that regulate mining. The Company anticipates it will make its first estimated tax payment in August, 2006.
Marigold Mine, Nevada
The Company’s share of the 66.7%-owned Marigold Mine’s production was 17,076 ounces of gold during the second quarter of 2006. Production was 41,120 ounces of gold for the Company’s account during the three months ended June 30, 2005. Cash costs of production rose to $330 per ounce of gold in the second quarter of 2006, compared to total cash cost of production per ounce of gold of $187 during the same period in 2005. The slow-leaching ore placed on the pad late in 2005 and early 2006 continued to be reflected in lower current production. In addition, problems with equipment availabilities due to staffing shortages in the maintenance area have resulted in shortfalls of ore being placed on the pad. High production costs were also impacted by fuel prices that accounted for over 23% of the direct cost per ounce, with materials and supplies, in particular cyanide and tires, accounting for another 37%. The Company expects that, based on the mine plan, ore deliveries to the pad will improve in the second half of the year. The Company currently expects the mine to produce approximately 110,000 ounces of gold for the Company’s account during 2006.
San Martin Mine, Honduras
Second quarter 2006 production improved to 17,319 ounces of gold over the first quarter of 2006 production of 14,981 ounces of gold. Year-to-date, as of the end of the second quarter, production is below 2005 levels by approximately 13,000 ounces. San Martin is experiencing low deliveries of ore to the heap leach pad due to poor availability of equipment. Continued production shortfalls are anticipated in the second half of 2006, as recoverable ounces being stacked on the pad have been less than previously planned. Fuel costs continue to represent 23% of direct costs. Materials and supplies, including cyanide and tires were 47% of direct costs during the second quarter. San Martin also recognized a charge of $0.5 million during the quarter for obsolete inventory ($0.3 million net of tax). The Company now expects San Martin to produce approximately 65,000 ounces of gold during 2006.
PROJECTS
Peñasquito Project, Zacatecas, Mexico
The Peñasquito project was acquired as part of the Western Silver Corporation acquisition which closed May 3, 2006. Peñasquito has contained metals of approximately 9.98 million ounces of gold, 575.0 million ounces of silver, 3.62 million tonnes of zinc and 1.67 million tonnes of lead (based on 87.1 million oxide ore tonnes with grades of 0.28 grams per tonne of gold and 23.8 grams per tonne of silver, and 476.9 sulfide ore tonnes with grades of 0.6 grams per tonne of gold, 33.2 grams per tonne of silver, 0.35% lead, and 0.76% zinc). Peñasquito had a feasibility study completed in late November 2005, which has now been updated by the Company. The updated feasibility study projects a 50,000 tonne- per-day open-pit mine and milling operation expanding to 100,000 tonne-per-day production by 2012. The updated feasibility information can be found on the Company’s web-site at www.glamis.com.
The Peñasquito Project is budgeted for approximately $82.0 million in capital expenditures in 2006 and a total of approximately $800.0 million over the next five years to bring the project into production and to expand to the 100,000 tonne-per-day level. Sustaining capital is expected to be approximately $327.0 million over the life of the mine. Initial gold production is planned for late 2008 from oxide ores.

Cerro Blanco Project, Guatemala
Following the end of the second quarter, the Company received verbal commitment from a drilling contractor to conduct dewatering testing later this year and pursue the possibility of geothermal power generation at the site. Last quarter, a contractor was selected to drive the underground decline at Cerro Blanco, upon the receipt of necessary permitting. Due to delays in retaining the drilling contractor and in obtaining the required permits, the Company now expects the Cerro Blanco feasibility study to be delayed until late 2007. Exploration efforts at Cerro Blanco have focused on extensional and infill drilling to convert a portion of the inferred resource to the measured and indicated category.
Dee Joint Venture, Nevada (40% participation)
Barrick Gold Corporation, the operator of the Dee Joint Venture, has been actively drilling in several sites on the property. At the South Arturo deposit, the planned 2006 drill program was completed in the first half of the year. The scope of the project has been expanded and the original exploration budget has been increased. Four drill rigs continue to drill targets with the objectives to better define the ore with infill and extensional drilling. The Company has spent $1.9 million on its share of the program in the first half of 2006 and expects to spend a total of $4.7 million on its share of the program during 2006.
Imperial Project, California
The Company continues its efforts to recover its investment in the Imperial property. The Company filed a Notice of Arbitration against the United States pursuant to the North American Free Trade Agreement. The three-person arbitration panel has been selected, and hearings are currently scheduled for March 2007. The Company cannot predict how long it may take to complete this legal process or whether it will be successful in its action.
EXPLORATION
The Company expended $10.7 million on exploration during the first half of 2006 of which $9.3 million was expensed and $1.4 million was capitalized. Exploration expenditures of $4.8 million in the second quarter of 2006 were primarily at Cerro Blanco ($1.7 million expensed), Dee ($1.3 million expensed) and at Marigold ($0.1 million capitalized and $0.7 million expensed). Marlin expensed $0.6 million on drilling in the West Vero area. El Sauzal expensed $0.3 million. Other minor expenditures were incurred in Honduras, Mexico and the United States. Additional work is planned on all these projects through the balance of the year.
RECLAMATION ACTIVITIES
The Company’s reclamation and closure activities continued to be centered on the Rand Mine. The Company continues to recover a slight amount of gold from the leach pad as site closure and reclamation proceeds according to plan. Expenditures are estimated to be approximately $1.3 million in 2006 for site closure and reclamation, primarily at the Rand Mine, with final expenditures at the Dee and Daisy mines.
FINANCIAL REVIEW
Revenues
Ounces of gold sold increased to 145,468 in the second quarter of 2006 from 112,810 ounces of gold sold during the second quarter of 2005. 365,879 ounces of silver were also sold in the period, compared to 19,607 ounces of silver sold in the second quarter of 2005. Total revenues increased accordingly to $95.0 million in the second quarter of 2006 compared to $48.7 million in the second quarter of 2005 on a 29% increase in ounces sold as well as a 45% increase in the realized gold price. Realized revenue was $624 per ounce of gold during the three months ended June 30, 2006 compared to $430 per ounce during the same period of 2005. The London p.m. gold price averaged $628 per ounce of gold during the three months ended June 30, 2006 compared to $427 per ounce during the same period in 2005. For the six months ended June 30, 2006 revenues were $176.4 million compared to $90.8 million during the six months ended June 30, 2005. This increase was a result of the 36% increase in ounces of gold sold (286,674 in the 2006 period compared to 210,927 during the 2005 period) as well as the 38% increase in the realized gold price ($591 per ounce in 2006, $429 per ounce in the 2005 period).

Cost of Production
Cash costs of production should not be considered as an alternative to operating profit or net profit attributable to shareholders, or as an alternative to other Canadian or U.S. generally accepted accounting principle measures and may not be comparable to other similarly titled measures of other companies. However, the Company believes that cash costs of production per ounce of gold, by mine, is a useful indicator to investors and management of a mine’s performance as it provides: (i) a measure of the mine’s cash margin per ounce, by comparison of the cash operating costs per ounce by mine to the price of gold; (ii) the trend in costs as the mine matures; and (iii) an internal benchmark of performance to allow for comparison against other mines.
The Company’s total cash cost of production includes mining, processing, direct mine overhead costs and royalties, but excludes selling, general and administrative costs at the corporate level. Total production costs include depreciation and depletion and amortization of site closure and reclamation accruals but exclude future income tax effects. There is a difference between cost of sales and cost of production relating to the difference in the cost of the ounces sold out of inventory during the year .
The difference between cost of sales as presented in the consolidated statements of operations and cash costs of production for the Company is due to the cost of any incremental ounces put into or sold out of finished goods inventory compared to those ounces actually produced during the year, and by-product credits. The table below reconciles total cash costs per ounce of production and total costs per ounce of production based on the Gold Institute Production Cost Standard to cost per ounce sold per the financial statements:
Reconciliation of Production Costs (non-GAAP) to Cost of Sales

	Quarter ended		Six months ended
	June 30,		June 30,
(dollar amounts in millions of U.S. dollars, unless indicated)	2006	2005	2006	2005

Total ounces sold	145,468	112,810	286,674	210,927
Total ounces produced	138,637	109,377	286,418	203,098

Total cost of sales per the financial statements	$32.5	$21.4	$62.4	$39.2

Adjustments for revenue recognition ((difference in cost of ounces (sold out of) or put into inventory))	0.8	(0.5)	0.8	(0.7)

Adjustment for silver by-product credit	(4.3)	(0.1)	(7.1)	(0.3)

Total cash cost of production per Gold Institute Production Cost Standard	$29.0	$20.8	$56.1	$38.2

Total cost of sales per ounce of gold sold	$223	$190	$218	$186

Total cash cost per ounce of gold produced per Gold Institute Production Cost Standard	$209	$190	$196	$188

Depreciation, depletion and amortization per the financial statements	$19.5	$12.5	$39.1	$23.2

Net adjustments for cost of ounces produced but not sold, non-production-related depreciation and future income tax effects	(2.6)	(1.3)	(3.8)	(2.1)

Total cost of production per Gold Institute Production Cost Standard	$45.9	$32.0	$91.4	$59.3

Total cost of production per ounce of gold produced per Gold Institute Production Cost Standard	$331	$293	$319	$292

Depreciation and depletion charges were $19.5 million for the three months ending June 30, 2006 compared to $12.5 million for the comparable period in 2005. For the six month periods ended June 30, depreciation and depletion charges were $39.1 million during 2006 compared to $23.2 million during 2005. Per-ounce charges increased as the Marlin Mine was incorporated into the production numbers. Marlin charges, like El Sauzal, included the amortization of the costs allocated to the properties at the time of the Company’s acquisition of Francisco Gold Corp. A change in accounting for deferred stripping, effective January 1, 2006, also resulted in an increase in reported charges at Marigold. Costs of deferred stripping are now amortized over specifically identified ounces as opposed to the life-of-mine reserves, driving the current per-ounce rate higher. With the inclusion of Marlin production and the change at Marigold, depreciation and depletion charges were approximately $126 per ounce of gold versus the 2005 charges of $105 per ounce of gold.
Other Income and Expenses
The Company expensed exploration expenditures of $4.6 million during the three months ended June 30, 2006, as discussed under the section entitled “Exploration”, above. Exploration expense in the second quarter of 2005 totaled $1.4 million. Cerro Blanco expenditures continue to be the most significant ($1.7 million expensed in the second quarter of 2006, followed by the Dee project expenses of $1.3 million).
General and administrative expense during the second quarter of 2006 was $4.1 million, with an additional $0.8 million of stock-based compensation. General and administrative expense was $2.0 million for the three months ended June 30, 2005 plus the non-cash charges of $1.2 million related to stock-based compensation. The 2006 expense reflected increased travel and employee expenses and significant costs related to Sarbanes-Oxley compliance requirements. Other operating expenses in the second quarters of 2006 and 2005 were $0.4 million and $0.6 million, respectively, for accretion expense and other site closure accruals. General and administrative expense for the six months ended June 30, 2006 was $6.5 million, and stock-based compensation totaled $3.1 million. During the first six months of 2005, general and administrative expense was $8.1 million, with an additional $1.8 million of stock-based compensation. The 2005 expense reflected a $4.0 million charge related to the tender offer for Goldcorp Inc.
Interest and other income increased to $0.5 million during the three months ended June 30, 2006. This included interest income of $0.7 million and other income of $0.1 million, offset by a foreign exchange loss of $0.3 million. Interest and other income was $0.4 million in the three months ended June 30, 2005 comprised of interest income of $0.2 million, and other income of $0.3 million, offset by a foreign exchange loss of $0.1 million. Interest and other income for the six months ended June 30, 2006 was $1.6 million. This was made up of interest income of $1.0 million and other income of $1.0 million, offset by a foreign exchange loss of $0.4 million. Interest and other income was $0.6 million in the six months ended June 30, 2005.
The Company incurred $1.4 million of interest expense during the three months ended June 30, 2006 ($2.7 million for the six months ended June 30, 2006). Interest expense was $0.7 million in the second quarter of 2005, all of which was capitalized to the Marlin Project. $1.2 million of interest expense was capitalized to the Marlin Project in the six months ended June 30, 2005.
In the second quarter of 2006, current tax expense was $12.9 million for cash taxes payable related to El Sauzal and additionally to the San Martin operation. (2005 – $2.0 million). Future income tax benefit was $11.0 million during the second quarter of 2006 compared to $0.2 million during the second quarter of 2005. For the six months ended June 30, 2006, current tax expense was $14.7 million compared to $3.1 million for the six months ended June 30, 2005. Future income tax expense was $2.2 million for the six-month period ended June 30, 2005. In the six months ended June 30, 2006, the Company recorded a future income tax recovery of $7.7 million, including $7.0 million related to recognition of available deductions.
LIQUIDITY AND CAPITAL RESOURCES
Working Capital and Cash Flow
The Company had working capital of $67.3 million at June 30, 2006, compared to $36.7 million at December 31, 2005. The Company had cash flow from operations before working capital adjustments and reclamation expenditures of $40.4 million during the second quarter of 2006, compared to $22.1 million generated in the second quarter of 2005. For the second quarter a 45% increase in the realized gold price was the most significant factor ($624 per ounce during the second quarter of 2006 compared to $430 per ounce during the second quarter of 2005), followed by a 29% increase in ounces of gold sold (145,468 ounces of gold in the second quarter of 2006 compared to 112,810 ounces during the second quarter of 2005). The Company had cash flow from operations before working capital adjustments and reclamation expenditures of $82.8 million for the six months ended June 30, 2006, compared to $38.6 million for the same period in 2005. The number of ounces sold (286,674 in 2006 versus 210,927 in 2005) was the most significant difference between these two periods.

Capital expenditures totaled $29.1 million for the second quarter of 2006, and $46.9 million year-to- date, as of the end of the second quarter. This compared to $38.8 million in the second quarter of 2005 and $72.3 million for the six months ended June 30, 2005. Capital expenditures the second quarter of 2006 related to the Western Silver properties were $21.5 million ($12.0 in transaction costs and $9.3 million in development and exploration costs). Expenditures at Marlin were $2.1 million and included $1.6 million in expenditures on mine development and $0.4 million on equipment. Land purchases were $0.1 million. Marigold Mine expenditures were $2.4 million on deferred stripping, $1.2 million on leach pad construction and process facilities and $0.3 million for mine development for a total of $3.9 million. At El Sauzal, $0.9 million was capitalized on the leach pad project. $0.7 million was capitalized for land and equipment at the Cerro Blanco project. Capital expenditures to date in 2006 were financed from the Company’s operating cash flow and working capital. The Company expects that all remaining capital expenditures in 2006 will be financed from the Company’s cash flow and working capital.
The Company received $5.0 million from the exercise of stock options in the three months ended June 30, 2006 compared to $0.4 million in the three months ended June 30, 2005. $6.9 million was received from exercise of stock options during the first six months of 2006 compared to $0.6 million during the same period in 2005. Approximately $4.4 million received was attributable to options exercised by former employees and directors of Western Silver.
Long-term liabilities
Long-term liabilities were $572.4 million at June 30, 2006, compared to $188.6 million at December 31, 2005. Long-term liabilities consist of amounts for future reclamation costs, long-term debt and future income taxes. At June 30, 2006, the non-current site closure and reclamation liability was $14.7 million ($12.2 million at December 31, 2005). The increase reflected the addition of the Marlin Mine and an increased inflation rate. Long-term debt incurred for construction at the Marlin Project decreased to $72.5 million at March 31, 2006 ($80.0 million at December 31, 2005), as the first principal payment of $7.5 million, due January, 2007, was reclassified to current portion, long-term debt. Future income taxes increased from $96.4 million at December 31, 2005 to $485.2 million, primarily from recording the tax effect of $396.5 million on the excess purchase price of Western Silver.
Capital Resources
In 2004, the Company signed a loan agreement with International Finance Corporation, a division of the World Bank. The facility provided $45.0 million in funding for development of the Company’s Marlin Project in Guatemala. The loan is repayable over three years at a six-month LIBOR plus 2.625%-based interest rate. The facility is secured by a pledge of the Company’s shares in the related Guatemalan subsidiaries. At June 30, 2006 and August 1, 2006, there was $45.0 million outstanding under the facility (December 31, 2005 — $45.0 million, June 30, 2005 — $45.0 million). The interest rate at June 30, 2006 was 7.36% and at August 1, 2006 was 8.235% (December 31, 2005 - 6.445%, June 30, 2005 – 5.515%). Semi-annual repayments of $7.5 million are scheduled from January 2007 through July 2009.
On March 4, 2005, the Company finalized a $50.0 million revolving credit facility with the Bank of Nova Scotia. The facility is available for drawdown in United States dollars or ounces of silver with repayment at any time during the three-year period ending March 4, 2008 at a bank base rate or LIBOR-based rate (plus 0.25%-1.50% depending on financial ratios), payable according to the quoted rate term. The facility is secured by a pledge of the Company’s shares in certain U.S. and Mexican mining subsidiaries. There was $35.0 million outstanding under this facility at June 30, 2006 and August 1, 2006, (December 31, 2005 — $35.0 million, June 30, 2005 – $20.0 million). The LIBOR-based interest rate at June 30, 2006 and August 1, 2006 was 6.418% (December 31, 2005 - 5.57%).
For the three months ended June 30, 2006, $1.4 million was incurred in interest expense. For the three months ended June 30, 2005, $0.7 million of interest and financing costs were incurred and capitalized to the Marlin Project. For the six months ended June 30, 2006, $2.7 million was incurred in interest expense. For the six months ended June 30, 2005, $1.2 million of interest was capitalized to the Marlin Project. The Company continued to be in compliance with all of its debt covenants as of June 30 and August 1, 2006.

In the course of its business, the Company may issue debt or equity securities to meet the growth plans of the Company if it determines that additional funding could be obtained under favorable financial terms. No assurance can be given that additional funding will be available or, if available, will be on terms acceptable to the Company.
COMMITMENTS AND CONTINGENCIES
In the course of its normal business, the Company incurs various contractual obligations and contingent liabilities. These contractual obligations and contingencies as at June 30, 2006 are shown in the table below:

Contractual Obligations	Less than			More than
(in millions of U.S. dollars)	one year	1 – 3 years	4 – 5 years	5 years	Total
Operating leases	$0.4	$0.8	$0.2	—	$1.4
Minimum royalty payments	$0.4	$0.8	$0.8	$3.2	$5.2
Construction and equipment purchase contracts	$7.5	$42.5	—	—	$50.0
Long-term debt (1)	$7.5	$72.5	—	—	$80.0

	Less than			More than
Contingencies	one year	1 – 3 years	4 – 5 years	5 years	Total
Future site closure and reclamation costs (2)	$0.8	$0.7	$1.6	$20.2	$23.3

(1)	Reflects the $80.0 million principal outstanding as of June 30, 2006. Does not include future interest payments on the long-term debt.

(2)	In the Company’s financial statements, $0.8 million of these obligations are included in current liabilities and $14.7 million in long-term liabilities. The Company has $11.1 million in cash and certificates of deposit as collateral backing these obligations.
OUTSTANDING SHARE INFORMATION
The Company had 166,629,643 common shares outstanding as of June 30, 2006. As of August 1, 2006 there were 166,786,589 common shares outstanding, which includes the issuance of 33,881,532 common shares pursuant to the plan of arrangement with Western Silver, effective May 3, 2006. The Company also issued 1,385,055 options as part of the Western Silver transaction. As of June 30, 2006 the Company had outstanding 3,308,192 stock options and 3,159,692 stock options outstanding as of August 1, 2006. All outstanding options are each exercisable into one common share.
LEGAL PROCEEDINGS
In a civil action in Honduras, both the Country of Honduras and the Company, as intervenor, have appealed a recent lower court decision in favor of a private party against the Country of Honduras where the plaintiff is suing for recognition of their right of a mineral discovery in the area of the San Martin Mine. A judgment was handed down ruling that a net profits royalty was due to the plaintiff, however the Company believes the alleged site is located outside the present and anticipated mining areas of the mine. The mines ministry in Honduras will need to review and document the original claim boundary before any further action can be taken. The Company continues to believe this action will not have a material adverse effect on the financial position or results of operations of the Company.
CRITICAL ACCOUNTING POLICIES
The preparation of its consolidated financial statements requires the Company to use estimates and assumptions that affect the reported amounts of assets and liabilities as well as revenues and expenses. The Company’s accounting policies are described in note 2 of the notes to its consolidated financial statements included in the Company’s 2005 Annual Report to Shareholders, and a discussion of some of the more significant policies is also included in the section entitled “Risk Factors” in the Company’s Annual Information Form. The Company’s accounting policies relating to work-in-progress inventory valuation, depreciation and depletion of mineral property, plant and equipment and site reclamation and closure accruals are critical accounting policies that are subject to estimates and assumptions regarding reserves, recoveries, future gold prices and future mining activities. All estimates used are subject to periodic review and are adjusted as appropriate. Life-of-mine plans are prepared each year, so all estimates relating to mining activities, reserves, recoveries and gold prices are re-assessed annually, or more frequently as determined by management. Because of the ongoing review process, the Company has been able to update its estimates on a timely basis as developments affecting the underlying assumptions have necessitated such modifications.

The Company records the cost of mining ore stacked on its leach pads and in process at the El Sauzal and Marlin mills as work-in-progress inventory, and values work-in-progress inventory at the lower of cost or estimated net realizable value. These costs are charged to earnings and included in cost of sales on the basis of ounces of gold recovered. The assumptions used in the valuation of work-in-progress inventories include estimates of gold contained in the ore stacked on leach pads, assumptions of the amount of gold stacked that is expected to be recovered from the leach pads, the amount of gold in the El Sauzal and Marlin mill circuits and an assumption of the gold price expected to be realized when the gold is recovered. If these estimates or assumptions prove to be inaccurate, the Company could be required to write-down the recorded value of its work-in-progress inventories, which would reduce the Company’s earnings and working capital.
The Company records mineral property acquisition costs and mine development costs at cost. In accordance with Canadian generally accepted accounting principles, the Company capitalizes pre-production expenditures net of revenues received, until the commencement of commercial production. A significant portion of the Company’s mineral property, plant and equipment is depreciated and amortized on a unit-of-production basis. Under the unit-of-production method, the calculation of depreciation, depletion and amortization of mineral property, plant and equipment is based on the amount of reserves expected to be recovered from each location. If these estimates of reserves prove to be inaccurate, or if the Company revises its mining plan for a location, due to reductions in the price of gold or otherwise, to reduce the amount of reserves expected to be recovered, the Company could be required to write-down the recorded value of its mineral property, plant and equipment, or to increase the amount of future depreciation, depletion and amortization expense, both of which would reduce the Company’s earnings and net assets.
In addition, generally accepted accounting principles require the Company to consider at the end of each accounting period whether or not there has been an impairment of the capitalized mineral property, plant and equipment. For producing properties, this assessment is based on expected future cash flows to be generated from the location. For non-producing properties, this assessment is based on whether factors that may indicate the need for a write-down are present. If the Company determines there has been an impairment because its prior estimates of future cash flows have proven to be inaccurate, due to reductions in the price of gold, increases in the costs of production, reductions in the amount of reserves expected to be recovered or otherwise, or because the Company has determined that the deferred costs of non-producing properties may not be recovered based on current economics or permitting considerations, the Company would be required to write-down the recorded value of its mineral property, plant and equipment, which would reduce the Company’s earnings and net assets.
The Company has an obligation to reclaim its properties after the minerals have been mined from the site, and has estimated the costs necessary to comply with existing reclamation standards. Generally accepted accounting principles require the Company to recognize the fair value of a liability for an asset retirement obligation, such as site closure and reclamation costs, in the period in which it is incurred if a reasonable estimate of fair value can be made. The Company records the estimated present value of future cash flows associated with site closure and reclamation as a liability when the liability is incurred and increases the carrying value of the related assets for that amount. Subsequently, these asset retirement costs are amortized to expense over the life of the related assets using the unit-of-production method. At the end of each period, the liability is increased to reflect the passage of time (accretion expense) and changes in the estimated future cash flows underlying any initial fair value measurements (additional asset retirement costs). If these estimates of costs or of recoverable mineral resources prove to be inaccurate, the Company could be required to write down the recorded value of its mineral property or increase the amount of future depreciation and accretion expense, or both, all which would reduce the Company’s earnings and net assets.
CHANGE IN ACCOUNTING POLICIES
In March 2006, the Emerging Issues Committee of the Canadian Institute of Chartered Accountants (“EIC”) issued an abstract on deferred stripping (EIC 160) which was made effective for years beginning on or after July 1, 2006, with early adoption permitted. Under the abstract, stripping costs may be capitalized during the production phase of a mine if it can shown to provide a betterment to the mineral property. A betterment occurs when the stripping activity provides access to ounces of reserves that will be produced in future periods. These costs are deferred and amortized over the production of the ounces to which the costs relate. Previously, the Company amortized these costs over the life-of-

mine reserves. The Company has adopted, on a prospective basis, this abstract on deferred stripping. On adoption at January 1, 2006, the Company’s capitalized deferred stripping balance was $19.8 million, including $5.2 million of stripping costs incurred during the production phase. The Marigold Mine (66.67% owned by the Company) is the only operation of the Company that incurs substantial stripping.

Six months ended
June 30, 2006
Deferred stripping incurred during the production phase	(unaudited)

Balance, beginning of year	$5.2
Deferred during the period	9.7
Amortization	(1.4)

Balance, June 30, 2006	$13.5

HEDGING AND OTHER FINANCIAL INSTRUMENTS
As at June 30, 2006, the Company had no gold, or silver, ounces hedged and currently has no plans to engage in any hedging activities.
The Company’s current hedging policy, approved by the Board of Directors, gives management the discretion to commit up to 60% of planned gold production and up to 90% of planned silver production for up to five years. Management is authorized to use any combination of spot, forward, spot-deferred forwards and put or call options. Although this is the approved policy, management’s current intention and practice is to not hedge any part of the Company’s gold production and the Company currently has no hedging contracts in place. In the future, the Company will consider hedging a portion of the by-product silver production at Marlin. Since the Company does not currently engage in gold hedging activities, the Company’s exposure to the impact of gold price volatility is higher and thus can have a direct impact on its profitability.
The Company is exposed to fluctuations in foreign currencies through its foreign operations primarily in Honduras, Mexico, Guatemala and Canada. The Company monitors this exposure, but had no hedge positions at June 30, 2006.
The Company’s financial instruments consist of cash and cash equivalents, accounts and interest receivable, investments, accounts payable and accrued liabilities, taxes payable and long-term debt. Other than investments and long-term debt, the carrying amounts of the Company’s financial instruments approximate their fair values due to the short term to maturity of such instruments. Management believes that the carrying value of long-term debt approximates fair value at June 30, 2006, due to its market-based interest rate.
CONTROLS AND PROCEDURES
The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of the Company’s disclosure controls and procedures, as required by Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”). Based upon the results of that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files or submits under the Exchange Act is accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding disclosure and is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms.
The Company’s disclosure controls and procedures are designed to reasonably assure that information required to be disclosed by the Company in reports it files or submits under the Exchange Act is accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding disclosure and is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, believes that its disclosure controls and procedures are effective to provide such reasonable assurance.

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.
There has been no change in the Company’s internal control over financial reporting during the Company’s quarter ended June 30, 2006 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.
Forward-Looking Statements
Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “believes”, or variation of such words and phrases that refer to certain actions, events or results to be taken, occur or achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the actual results of exploration activities, actual results of reclamation activities, the estimation or realization of mineral reserves and resources, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, requirements for additional capital, future prices of gold, possible variations in ore grade or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labor disputes and other risks of the mining industry, delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities, the Company’s hedging practices, currency fluctuations, title disputes or claims limitations on insurance coverage and the timing and possible outcome of pending litigation, as well as those factors discussed under Item 5 in the section entitled “Risk Factors” in the Company’s Annual Information Form. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements contained herein and in the Company’s other filings incorporated by reference.

CERTIFICATIONS PURSUANT TO SECTION 302 OF
THE SARBANES-OXLEY ACT OF 2002
I, C. Kevin McArthur, certify that:
1. I have reviewed this quarterly report on Form 6-K of Glamis Gold Ltd.;
2. Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;
3. Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report;
4. The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:
a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation;

c)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and
5. The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):
a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: August 1, 2006	/s/ C. Kevin McArthur
C. Kevin McArthur
Chief Executive Officer

CERTIFICATIONS PURSUANT TO SECTION 302 OF
THE SARBANES-OXLEY ACT OF 2002
I, Cheryl A. Sedestrom, certify that:
1. I have reviewed this quarterly report on Form 6-K of Glamis Gold Ltd.;
2. Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;
3. Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report;
4. The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:
a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation;

c)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and
5. The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):
a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: August 1, 2006	/s/ Cheryl A. Sedestrom Cheryl A. Sedestrom
Chief Financial Officer

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
     In connection with the quarterly report of Glamis Gold Ltd. (the “Company”) on Form 6-K for the period ended June 30, 2006 as filed with the U.S. Securities and Exchange Commission on the date hereof (the “Report”) I, C. Kevin McArthur, in my capacity as Chief Executive Officer of the Company, do hereby certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:
1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: August 1, 2006	/s/ C. Kevin McArthur C. Kevin McArthur
Chief Executive Officer

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
     In connection with the quarterly report of Glamis Gold Ltd. (the “Company”) on Form 6-K for the period ended June 30, 2006 as filed with the U.S. Securities and Exchange Commission on the date hereof (the “Report”) I, Cheryl A. Sedestrom, in my capacity as Chief Financial Officer of the Company, do hereby certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:
1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: August 1, 2006	/s/ Cheryl A. Sedestrom Cheryl A. Sedestrom
Chief Financial Officer